Fellazo Inc.

Jinshan Building East, Unit 1903, 568 Jinshan West Road

Yong Kang City, Zhejiang Province

People’s Republic of China

July 24, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: David Gessert

Re:	Fellazo Inc.
Registration Statement on Form S-1
Filed May 22, 2019, as amended
File No. 333-231654

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fellazo Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Wednesday, July 24, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Nicholas Ting Lun Wong
Nicholas Ting Lun Wong
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP